XPAC Acquisition Corp.

55 West 46th Street, 30th floor
New York, NY 10036

July 27, 2021

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jeffrey Lewis; Wilson Lee; Maryse Mills-Apenteng; James Lopez

Re:	XPAC Acquisition Corp. (the “Company”)
Registration Statement on Form S-1 (Registration No. 333-256097)

Ladies and Gentlemen:

Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-256097) be accelerated by the Securities and Exchange Commission to 4 p.m. Washington D.C. time on July 29, 2021 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call or e-mail to J. Mathias von Bernuth of Skadden, Arps, Slate, Meagher & Flom LLP at (55) 11 3708-1840 or mathias.vonbernuth@skadden.com and that such effectiveness also be confirmed in writing.

Very truly yours,

XPAC Acquisition Corp.

By:	/s/ Chu Chiu Kong
	Name:	Chu Chiu Kong
	Title:	Chief Executive Officer and Chairman of the Board of Directors

cc:	Skadden, Arps, Slate, Meagher & Flom LLP
J. Mathias von Bernuth

cc:	Shearman & Sterling LLP
Roberta Cherman and William B. Nelson

[Signature Page to Acceleration Letter]